UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

PRIMORIS SERVICES CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

74164F103

(CUSIP Number)

Brian Pratt

5950 Berkshire Ln, Ste. 800

Dallas, Texas 75225

Tel: (214) 220-3423

With a Copy to:

Andrew Rosell

Winstead PC

300 Throckmorton Street

Suite 1700

Fort Worth, Texas 76102

Tel: (817) 420-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 74164F103

1	NAME OF REPORTING PERSONS Brian Pratt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,014,899 (1)
	8	SHARED VOTING POWER 97,810 (2)
	9	SOLE DISPOSITIVE POWER 2,014,899 (1)
	10	SHARED DISPOSITIVE POWER 97,810 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,112,709 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (4)
14	TYPE OF REPORTING PERSON IN

(1)

Represents those shares of common stock, par value $0.0001 per share (“Common Stock”), of Primoris Services Corporation, a Delaware corporation (the “Company”), beneficially owned as of July 24, 2020 by Brian Pratt and over which he has sole voting and investment power, which includes 1,241,400 shares held in two retained annuity trusts, of which Brian Pratt is the trustee.

(2)

Represents 97,810 shares of Common Stock that are beneficially owned as of July 24, 2020 by Brian Pratt’s spouse, Barbara Pratt. Barbara Pratt and Brian Pratt share voting and dispositive power with respect to such shares.

(3)	Represents those shares of Common Stock beneficially owned by Brian Pratt and Barbara Pratt, Brian Pratt’s spouse, as of July 24, 2020.
(4)

Based on 48,260,436 shares of Common Stock outstanding as of April 27, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2020.

CUSIP No. 74164F103

1	NAME OF REPORTING PERSONS Barbara Pratt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 97,810 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 97,810 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,810 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Represents those shares of Common Stock held directly by Barbara Pratt and indirectly by Brian Pratt as the spouse of Barbara Pratt as of July 24, 2020. Barbara Pratt and Brian Pratt share voting and dispositive power with respect to such shares.

(2)

Based on 48,260,436 shares of Common Stock outstanding as of April 27, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2020.

Explanatory Note

This Amendment No. 5 (this “Amendment”) amends the statement on Schedule 13D filed on August 11, 2008, as amended, and is being filed by the undersigned with respect to shares of common stock, par value $0.0001 per share (“Common Stock”), of Primoris Services Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2300 N. Field Street, Suite 1900, Dallas, Texas 75201.

This Amendment constitutes an exit filing of Brian Pratt and Barbara Pratt (each, a “Reporting Person” and collectively, the “Reporting Persons”) in respect of the Common Stock previously reported as beneficially owned by the Reporting Persons. As of the date hereof, the Reporting Persons no longer beneficially own more than five percent (5%) of any class of securities of the Company.

Item 2.	Identity and Background.

Item 2 is hereby amended as follows:

The principal occupation of Brian Pratt is a private investor.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended as follows:

Brian Pratt no longer serves on the Board of Directors of the Company.

None of the Reporting Persons have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) As of July 24, 2020, the Reporting Persons have the following beneficial ownership in the Company’s Common Stock:

(1) Brian Pratt is the beneficial owner of 2,112,709 shares of Common Stock (2,014,899 shares of Common Stock held directly by him or retained annuity trusts, of which he is the trustee, and 97,810 shares of Common Stock held solely in the name of his wife, Barbara Pratt, over which he has shared beneficial ownership), which represents approximately 4.4% of the outstanding shares of Common Stock of the Company (based on 48,260,436 shares of Common Stock outstanding as of April 27, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2020).

(2) Barbara Pratt is the beneficial owner of 97,810 shares of Common Stock (all held directly by her in her own name), which represents approximately 0.2% of the outstanding shares of Common Stock of the Company (based on 48,260,436 shares of Common Stock outstanding as of April 27, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2020).

(b)

	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power
Brian Pratt	97,810	2,014,899	97,810	2,014,899
Barbara Pratt	97,810	0	97,810	0

(c) Annex A hereof sets forth the transactions by the Reporting Persons in securities of the Company during the 60 days preceding the date hereof. The information set forth in Annex A is incorporated by reference herein. As a result of the transactions reported in Annex A, the Reporting Persons no longer own more than five percent (5%) of any class of securities of the Company.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of any class of securities of the Company on July 22, 2020.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended as follows:

On July 24, 2020, the Reporting Persons entered into a joint filing agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on this Amendment with respect to the securities of the Company to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

The previously-disclosed Services Agreement between Brian Pratt and the Company dated July 1, 2019 has been terminated.

Brian Pratt is no longer a director of the Company, and therefore no longer participates in the incentive plans of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

1	Joint Filing Agreement, dated as of July 24, 2020 by and between the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2020	/s/ Brian Pratt
Brian Pratt

/s/ Barbara Pratt
Barbara Pratt

EXHIBITS TO BE FILED WITH THIS AMENDMENT NO. 5 TO SCHEDULE 13D

Exhibit	Description

1	Joint Filing Agreement, dated as of July 24, 2020 by and between the Reporting Persons.

Annex A

Reporting Person	Transaction Date	Amount of Securities Acquired (Disposed)	Price per Share	Transaction Type	Notes
Brian Pratt	7/2/2020	(3,496)	$17.7526	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $17.75 to $17.78 per share, inclusive.
Brian Pratt	7/14/2020	(75,323)	$16.1098	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $16.00 to $16.37 per share, inclusive.
Brian Pratt	7/15/2020	(100,000)	$16.8987	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $16.50 to $17.10 per share, inclusive.
Brian Pratt	7/16/2020	(44,542)	$16.7977	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $16.68 to $16.98 per share, inclusive.
Brian Pratt	7/17/2020	(64,000)	$16.8104	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $16.70 to $16.96 per share, inclusive.
Brian Pratt	7/20/2020	(39,398)	$16.5977	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $16.50 to $16.8275 per share, inclusive.
Brian Pratt	7/21/2020	(97,665)	$17.1145	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $16.80 to $17.33 per share, inclusive.
Brian Pratt	7/22/2020	(119,122)	$16.7892	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $16.69 to $17.14 per share, inclusive.
Brian Pratt	7/23/2020	(125,000)	$16.9323	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $16.62 to $17.18 per share, inclusive.

The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon written request, full information regarding the number of shares sold at each separate price within the range set forth above for applicable transactions that report weighted average prices.